Exhibit 4(c)(iv)

CONFORMED COPY

Dated	12 February 2003

AGREEMENT

One Silk Street
London EC2Y 8HQ

Telephone (44–20) 7456 2000
Facsimile (44–20) 7456 2222

Ref RJJ

THIS AGREEMENT is made on 12 February 2003

BETWEEN

(1)	SIX CONTINENTS HOTELS, INC. (formerly known as Bass Hotels & Resorts Inc and Holiday Hospitality Corporation) successor in interest to Holiday Inns Inc. whose registered office is at Corporation Trust Centre, 1209 Orange Street, Wilmington DE 19801, and whose principal place of business is Three Ravinia Drive, Suite 100, Atlanta, GA 30346 (the “Company”);

(2)	THOMAS R OLIVER of PO Box 1205, 291 Pilot Point Lane, Boca Grande, Florida 33921 (the “Executive”);

WHEREAS

(A)	The Executive is employed by the Company pursuant to an Employment Agreement dated 18 February 1997 as amended by a letter agreement dated 29 April 1999, an Amendment to Employment Agreement of 1 March 2000 and an Amendment to Employment Agreement of 1 October 2000 (all of which are collectively referred to as the “Employment Agreement”).

(B)	Under the terms of a letter agreement between the Company and the Executive dated 28 July 1999 the Executive is seconded to Six Continents Hotels Group Company (the “Secondment Agreement”).

(C)	The Company and the Executive have agreed that the employment and secondment referred to above shall expire by effluxion of time on 31 March 2003 upon the terms set out below.

(D)	The Executive has agreed to resign as a director of Six Continents PLC and all other companies within the Six Continents Group of which he is a director with effect from 31 March 2003.

(E)	The Company and the Executive have agreed to enter into a consultancy agreement upon the terms set out below.

IT IS HEREBY AGREED AS FOLLOWS:

1     INTERPRETATION

“Change of Control” has the meaning set out in the March 2000 Agreement;

“Consultancy Agreement” means the document attached to this Agreement as Exhibit A;

“Employment Agreement” has the meaning set out in Recital (A) above;

“March 2000 Agreement” means the Amendment to Employment Agreement of 1 March 2000 referred to in Recital (A);

“Secondment Agreement” has the meaning set out in Recital (B) above.

2     COMMENCEMENT

2.1	This Agreement shall come into effect on the date hereof.

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3     EMPLOYMENT AND SECONDMENT AGREEMENTS

3.1	The Company and the Executive agree that notwithstanding any provision of the Employment Agreement or the Secondment Agreement both the Term of Employment (as defined in the Employment Agreement) and the Secondment Period (as defined in the Secondment Agreement) shall, continue until, and expire upon, 31 March 2003 by reason of effluxion of time.

3.2	The Company and the Executive further agree that for the avoidance of doubt if the Employment Agreement terminates on 31 March 2003 as contemplated by Clause 3.1 above,

(i)	the provisions of Clause 9(f) of the Employment Agreement shall apply (but subject always to Clause 6 below) and not Clause 28 thereof; and

(ii)	the Executive shall remain bound by the provisions of the Employment Agreement that are contemplated to continue notwithstanding expiration of the Term of Employment (as defined in the Employment Agreement) including, but not limited to, Clause 10 of the Employment Agreement.

4     EXPIRY OF EMPLOYMENT AGREEMENT

4.1	The Company and the Executive agree that, subject to the terms of Clause 3.2 above and the remaining provisions of this Clause 4, the terms of the Employment Agreement upon its expiry as contemplated by Clause 3.1 above shall be treated as fully discharged by the Company and the Executive and neither the Company nor the Executive shall be under any further obligation to the other but without prejudice to any rights that have accrued prior to 31 March 2003.

4.2	The Company and the Executive agree that if the Employment Agreement expires on 31 March 2003 as contemplated by Clause 3.1 above;

(i)	the Executive shall be entitled to participate in Six Continents medical plan in respect of the period between 1 April 2003 and 31 March 2005, subject to and in accordance with the terms of that plan and provided that the Executive complies with the provisions referred to in Clause 3.2 (ii) above; and

(ii)	the Company shall transfer on 1 April 2003 to the Executive such title as it has in his motor car (1997 Lexus 400LS) in consideration for the Executive paying to the Company the book value at 31 March 2003 or one US$ if greater.

5     EXPIRY OF SECONDMENT AGREEMENT

5.1	The Company and the Executive agree that, subject to the remaining provisions of this Clause 5, the terms of the Secondment Agreement upon its expiry as contemplated by Clause 3.1 above shall be treated as fully discharged by the Company and the Executive and neither the Company nor the Executive shall be under any further obligation to the other but without prejudice to any rights that have accrued prior to 31 March 2003.

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5.2	The Company and the Executive agree that if the Secondment Agreement expires on 31 March 2003 as contemplated by Clause 3.1 above, the Executive shall be entitled to reimbursement for the cost of preparing his US and UK tax returns by a firm agreed by the Company incurred in the period between 1 April 2003 and 31 March 2005 subject to and in accordance with the terms applying at the date of this Agreement and provided that the Executive complies with the provisions referred to in Clause 3.2 (ii) above.

5.3	The Company and the Executive agree that if the Secondment Agreement shall expire as contemplated by Clause 3.1 above and provided that the Executive complies with the provisions referred to in Clause 3.2 (ii) above, the Company shall

(i)	reimburse the costs and expenses incurred by the Executive by no later than 30 September 2003 in relocating his principal home from London to Florida subject to and in accordance with the terms of the Company’s relocation policy; and

(ii)	reimburse the estate agents fees incurred by the Executive in selling his home at 857, Fairfield Road, NW, Atlanta, GA 30327 by no later than 30 September 2003 and the removal costs incurred in transporting the personal contents of that home to Florida by no later than 30 September 2003 subject to and in accordance with the terms of the Company’s relocation policy relating to estate agents fees and removal costs.

6     TERMINATION BONUS

Provided that the Employment and the Secondment Agreement expire on 31 March 2003 by reason of effluxion of time as contemplated by Clause 3.1 above, the Company agrees that the Chairman of Six Continents PLC and the Chief Executive of Six Continents Hotels shall at their absolute discretion determine whether the Executive shall receive a bonus of not more than US$650,000 (less such deductions to tax or otherwise as the Company is obliged to make) in respect of the period 1 October 2002 to 31 March 2003. In making their determination the Chairman and Chief Executive shall, acting reasonably, review the performance of the Executive during this period including, but not limited to, the extent to which, and the drive and enthusiasm with which, the Executive has carried through the objectives set out in the Schedule to this Agreement. Any such bonus (of not more than US$650,000 (less such deductions to tax or otherwise as the Company is obliged to make) shall be treated as and in full satisfaction of the pro rata annual bonus for the year in which termination occurs pursuant to Clause 9(f)(ii) of the Employment Agreement. If any such bonus is made it will be paid no later than 11 April 2003 and into the Executive’s Deferred Compensation Plan account. The Chairman agrees that it will advise the Executive if the Chairman of Six Continents PLC or the Chief Executive of Six Continents Hotels becomes aware of any concerns with the Executive’s performance during the bonus year that would prevent the bonus being paid in its full amount. This includes any changes in instructions or guidance on the performance objectives due to workload, budgeting or other considerations which come about as a result of the management of the business by the Chief Executive Officer. It is also agreed that any such bonus as described above shall not be taken or brought into account in determining the amount of any contribution paid to the Executive’s Deferred Compensation Plan account. For the avoidance of doubt it is agreed that the Executive shall not participate in the Special Deferred Incentive Plan in respect of the current financial year (1 October 2002 to 30 September 2003).

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7     CONSULTANCY AGREEMENT

7.1	The Company and the Executive agree that they will subject to the terms of Clause 7.2 below enter into an agreement substantially in the form of the Consultancy Agreement to take effect on 1 April 2003.

7.2	The Company shall only be obliged to enter into the Consultancy Agreement if:

(i)	the Executive has effected his resignation(s) contemplated by Recital (D) above;

(ii)	the Executive has complied with the terms of the Employment Agreement and the Secondment Agreement; and

(iii)	the Employment Agreement and the Secondment Agreement expire by effluxion of time on 31 March 2003 as contemplated by Clause 3.1 above.

7.3	The parties agree that if by reason of a Change of Control the Consultancy Agreement does not commence on 1 April 2003 the Company shall pay to the Executive the sum of US$500,000 (less such deductions for tax or otherwise as the Company is obliged to make) and the Consultancy Agreement shall be treated as having terminated by mutual agreement without liability on either the Company or the Executive.

8     MISCELLANEOUS

8.1	This Agreement may only be modified by the written agreement of the parties.

8.2	This Agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties (except for those terms implied by law which cannot be excluded by the Agreement of the parties) in relation to the subject matter of this Agreement at the date of this Agreement. The Executive acknowledges that he has not been induced to enter into this Agreement by any representation, warranty or undertaking not expressly incorporated into it. The Executive agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this Agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this Agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

8.3	Neither party’s rights or powers under this Agreement will be affected if:

8.3.1	one party delays in enforcing any provision of this Agreement; or

8.3.2	one party grants time to the other party.

8.4	If either party agrees to waives his rights under a provision of this Agreement, that waiver will only be effective if it is in writing and it is signed by him. A party’s agreement to waive any breach of any term or condition of this Agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

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9     GOVERNING LAW ETC.

This Agreement shall be governed by and construed in accordance with Georgia law, without regard to its rules regarding conflicts of law. Any controversy or claim arising out of or relating to this Agreement shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The place of arbitration shall be Atlanta, Georgia. The parties agree that the award of the arbitrators shall be the sole and exclusive remedy between them, and judgment upon the award of the arbitrators may be entered in any court having jurisdiction. The Award shall include interest from the date of any damages incurred and from the date of the award until paid in full, at a rate equal to the prime commercial lending rate published in the Wall Street Journal on the date of the award.

IN WITNESS WHEREOF the undersigned have executed this Agreement in Georgia on the date first written above.

EXECUTED by SIX CONTINENTS HOTELS, INC.

By: Stevan D. Porter
Name (Print): STEVAN D. PORTER

Title: PRESIDENT

SIGNED by THOMAS R OLIVER was hereunto affixed in the presence of:	}	Thomas R. Oliver

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Witness's signature	Gillian Chrusclkowska

Name	GILLIAN CHRUSCLKOWSKA
Address	2 GRAYSWOOD PLACE HASLEMERE SURREY

Occupation	SECRETARY

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SCHEDULE

T R OLIVER

PERSONAL BUSINESS OBJECTIVES

1	Represent Six Continents Hotels at all IAHI board meetings and major social functions through March 2003 in both Europe and the Americas.

2	Introduce and fully support Chief Executive of Six Continents Hotels and the new management team at the Worldwide Conference in San Diego in November 2002.

3	Co—ordinate the development and launch of the new Crowne Plaza “The Place to Meet” global marketing programme on or about March 2003.

4	Co—ordinate the development of the 2nd phase of the Intercontinental “We Know What It Takes” marketing programme.

5	Provide advice, information, and counsel to Chief Executive of Six Continents Hotels as requested or spontaneously if such would be helpful to his success.

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